     Exhibit 99.1

Ardagh Group S.A. – Fourth Quarter and Full Year 2019 Results

Ardagh Group S.A. (NYSE: ARD) today announced its results for the fourth quarter and year ended December 31, 2019.

	December 31, 2019	December 31, 2018	Change	Change CCY
	($'m except per share data)
Full Year
Revenue (1)	6,660	6,676	-	2%
Adjusted EBITDA (1)	1,173	1,115	5%	8%
Adjusted EBITDA margin (1)	17.6%	16.7%	+90 bps	+90 bps
Adjusted earnings per share - Group (1)	1.82	1.69	8%	10%
Earnings/(loss) per share - Group	6.17	(0.40)
Fourth Quarter
Revenue (1)	1,581	1,589	(1%)	1%
Adjusted EBITDA (1)	267	255	5%	6%
Adjusted EBITDA margin (1)	16.9%	16.0%	+90 bps	+80 bps
Adjusted earnings per share - Group (1)	0.39	0.33	18%	22%
Dividend per share declared (2)	0.14	0.14

Net debt to LTM Adjusted EBITDA	4.5x	5.0x

Paul Coulson, Chairman and Chief Executive, said “2019 was a year of significant progress for the Group. Metal Packaging demand was strong, notably in the Americas, and global beverage can shipments increased by 5%. Glass Packaging Europe delivered another excellent year of growth, while Glass Packaging North America successfully stabilized earnings. The sustainability-driven demand backdrop for our infinitely-recyclable products remains favorable and we look to further progress in 2020.”

•	Revenue from Continuing Operations increased by 2% at constant currency, to $6.7 billion for the year;
•	Adjusted EBITDA from Continuing Operations increased by 8% at constant currency, to $1,173 million;
•	Adjusted earnings per share increased by 10% at constant currency to $1.82 (2018: $1.69);
•	Earnings per share of $6.17 for the year (2018: Loss per share of $0.40);
•	Fourth quarter revenue and Adjusted EBITDA growth of 1% and 6% respectively at constant currency;
•	Global beverage can shipments growth of 4% for the quarter and 5% for the year, with full year specialty can growth of 6%;
•	Glass Packaging revenue and Adjusted EBITDA growth of 2% and 20% respectively at constant currency in the quarter, reflecting continued strong delivery in Europe and stabilization in North America;
•	Food & Specialty Packaging divestment completed in October 2019, with proceeds used to repay debt;
•	Leverage reduced to 4.5x at year end, with further maturity and interest rate savings achieved during the year;
•

2020 outlook: Adjusted EBITDA of approximately $1.2 billion; Adjusted free cash flow of $375 - $400 million, before Business Growth Investments of approximately $250 million; Adjusted earnings per share of $1.48 - $1.64 (3); First quarter Adjusted EBITDA of approximately $270 million.

(1).  Continuing Operations results unless stated otherwise. For a reconciliation to the most comparable GAAP measures, see page 3, 11 and 12.

(2). Payable on April 1, 2020 to shareholders of record on March 18, 2020.

(3). 2020 Adjusted EPS outlook excludes contribution from joint venture.

1

Summary Financial Information

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
	(in $ millions, except EPS, ratios and percentages)
Revenue (4)	1,581	1,589	6,660	6,676
Adjusted EBITDA (4)	267	255	1,173	1,115
Adjusted EBITDA margin (4)	16.9%	16.0%	17.6%	16.7%
Operating cash flow (4)	399	359	687	616

Profit/(loss) for the period - Group	1,405	(144)	1,458	(94)
Adjusted profit for the period - Group (4)	92	78	431	400
Earnings/(loss) per share - Group	5.94	(0.61)	6.17	(0.40)
Adjusted earnings per share - Group (4)	0.39	0.33	1.82	1.69

	At December 31,	At December 31,
	2019	2018
	$'m	$'m
Net debt (5)	5,328	7,462
Cash and available liquidity	1,278	1,170
Net debt to LTM Adjusted EBITDA (6)	4.5x	5.0x

(4).  Continuing Operations results unless stated otherwise. For a reconciliation to the most comparable GAAP measures, see page 3, 11 and 12.

(5). Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents. Net borrowings at December  31, 2019 includes IFRS 16 leases.

(6). Net debt to LTM Adjusted EBITDA, at December 31, 2018, reflects the LTM Adjusted EBITDA for the Group, inclusive of the Food & Specialty business EBITDA of $363 million.

2

Financial Performance Review

Bridge of 2018 to 2019 Revenue and Adjusted EBITDA – Continuing Operations

Three months ended December 31, 2019

Revenue	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Continuing Operations
	$'m	$'m	$'m	$'m	$'m
Revenue 2018	379	432	387	391	1,589
Organic	(25)	25	21	(3)	18
FX translation	(13)	—	(13)	—	(26)
Revenue 2019	341	457	395	388	1,581

Adjusted EBITDA	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Continuing Operations
	$'m	$'m	$'m	$'m	$'m
Adjusted EBITDA 2018	53	69	84	49	255
Organic	(11)	(6)	9	(2)	(10)
IFRS 16	3	3	8	11	25
FX translation	(1)	—	(2)	—	(3)
Adjusted EBITDA 2019	44	66	99	58	267

2019 margin	12.9%	14.4%	25.1%	14.9%	16.9%
2018 margin	14.0%	16.0%	21.7%	12.5%	16.0%

Year ended December  31, 2019

Revenue	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Continuing Operations
	$'m	$'m	$'m	$'m	$'m
Revenue 2018	1,616	1,742	1,623	1,695	6,676
Organic	26	74	77	(20)	157
FX translation	(86)	—	(87)	—	(173)
Revenue 2019	1,556	1,816	1,613	1,675	6,660

Adjusted EBITDA	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Continuing Operations
	$'m	$'m	$'m	$'m	$'m
Adjusted EBITDA 2018	270	230	358	257	1,115
Organic	(18)	11	28	(14)	7
IFRS 16	14	9	24	36	83
FX translation	(13)	—	(19)	—	(32)
Adjusted EBITDA 2019	253	250	391	279	1,173

2019 margin	16.3%	13.8%	24.2%	16.7%	17.6%
2018 margin	16.7%	13.2%	22.1%	15.2%	16.7%

3

Group Performance

On October 31, 2019, the Group completed the combination of its Food & Specialty Metal Packaging business, operating as part of the Metal Packaging Europe and Metal Packaging Americas segments, with the business of Exal, to form Trivium Packaging, a global leader in metal packaging. The Group holds a stake of approximately 42% in Trivium. As a result of the completion of the transaction, the composition of the Group’s operating and reporting segments changed. The Food & Specialty Metal Packaging business has been reported as a discontinued operation.

The following are the Group’s four operating and reportable segments:

•	Metal Beverage Packaging Europe
•	Metal Beverage Packaging Americas
•	Glass Packaging Europe
•	Glass Packaging North America

Full year

Continuing Operations

Revenue decreased by $16 million, to $6,660 million in 2019, compared with $6,676 million in the year ended 31 December 2018. On a constant currency basis, revenue increased by 2%, principally due to volume/mix growth in beverage cans and the pass through of increased input costs in Glass packaging.

Adjusted EBITDA increased by $58 million, or 5%, to $1,173 million in the year ended 31 December 2019. On a constant currency basis, Adjusted EBITDA increased by $90 million, or 8%, principally due to favorable volume/mix effects, lower input costs and the impact of IFRS 16, partly offset by higher operating costs.

Fourth Quarter

Continuing Operations

Revenue of $1,581 million for the quarter ended December 31, 2019 decreased by 1% at actual exchange rates and increased by $18 million or 1% at constant currency, compared with the same period last year. The increase in revenue is driven mainly by favorable volume/mix effects in Beverage Packaging Americas and higher selling prices in Glass Packaging, including the pass through of higher input costs.

Adjusted EBITDA increased by $12 million, or 5%, to $267 million in the three months ending December 31, 2019. On a constant currency basis, Adjusted EBITDA increased by 6%, principally due to favourable volume mix effects, the impact of IFRS 16, partly offset by higher operating costs.

Metal Beverage Packaging Europe

Revenue of $341 million decreased by 10% in the three-month period ended December 31, 2019, compared with the same period last year. On a constant currency basis, revenue decreased by 7%, principally due to unfavorable volume/mix effects and lower selling prices. Adjusted EBITDA for the quarter of $44 million decreased by 17% at actual exchange rates and 15% at constant currency, compared with the same period last year.  The reduction in Adjusted EBITDA principally reflected increased operating costs and unfavorable volume/mix effects, partly offset by the impact of IFRS 16.

Metal Beverage Packaging Americas

Revenue increased by 6%  to $457 million in the fourth quarter of 2019,  compared with the same period last year. This was principally due to favorable volume/mix effects of 11%,  partly offset by the pass through of lower input costs. Adjusted EBITDA of $66 million decreased by 4% compared with the particularly strong prior year period, principally reflecting other operating cost increases, partly offset by favorable volume/mix effects and the impact of IFRS 16.

Glass Packaging Europe

Revenue for the quarter of $395 million increased by 2% at actual exchange rates and by 5% at constant currency, compared with the same period last year. Revenue growth principally reflected increased selling prices, including to recover increased input costs. Adjusted EBITDA for the quarter of $99 million increased by 21%, at constant exchange rates, compared with the same period last year, mainly due to higher selling prices and the impact of IFRS 16, partly offset by increased input costs.

4

Glass Packaging North America

Revenue decreased by 1% to $388 million in the fourth quarter, compared with the same period last year. This  principally reflected unfavorable volume/mix effects, partly offset by increased selling prices to recover higher input costs. Adjusted EBITDA for the quarter of $58 million increased by 18%, compared with the same period last year, mainly due to the impact of IFRS 16 of $11 million, increased selling prices reflecting the pass through of higher input costs and lower freight and logistics costs, partly offset by unfavorable volume/mix effects.

Financing Activity

On October 31, 2019, the Group completed the combination of its Food & Specialty Metal Packaging business, operating as part of the Metal Packaging Europe and Metal Packaging Americas segments, with the business of Exal, to form Trivium Packaging, a global leader in metal packaging.

Following the completion of the combination of its Food & Specialty business with the business of Exal, on October 31, 2019, the Group issued tender offers, at par, in respect of its $715 million 4.250% Senior Secured Notes due 2022 (“the 2022 Notes”),  €750 million 2.750% Senior Secured Notes due 2024 (“the 2024 Notes”),  €440 million 2.125% Senior Secured Notes due 2026 (“the 2026 Senior Secured Euro Notes”) and $500 million 4.125% Senior Secured Notes due 2026 (“the 2026 Senior Secured Euro Notes”). Following the expiration of the offer on November 28, 2019 notice was given to repurchase the following amounts, $20 million of the 2022 Notes,  €9 million of the 2024 Notes, and €1 million of the 2026 Senior Secured Euro Notes. On December 2, 2019, in accordance with the terms of the offer, the redemptions were completed.

On November 14, 2019, the Group redeemed $1,000 million 4.625% Senior Secured Notes due 2023 and €440 million 4.125% Senior Secured Notes due 2023, and paid the applicable redemption premiums and accrued interest.

On November 29, 2019, the Group redeemed €750 million 6.750% Senior Notes due 2024 and paid the applicable redemption premium and accrued interest.

As at December 31, 2019, the Group had $663 million available under the Global Asset Based Loan Facility. During 2019, the Group reduced the facility size from $850 million to $700 million as a result of the Trivium transaction.

5

Earnings Webcast and Conference Call Details

Ardagh Group S.A. (NYSE: ARD) will hold its fourth quarter 2019 earnings webcast and conference call for investors at 3 p.m. GMT (10 a.m. ET) on February 20, 2020. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.on24.com/wcc/r/2168526/2003269CB850A7C26A442C9150B4952C

Conference call dial in:

United States: +1855 85 70686
International: +44 33 3300 0804

Participant pin code: 97848277#

Slides and annual report

Supplemental slides to accompany this release are available at http://www.ardaghgroup.com/investors.

The Group’s 2019 annual report on Form 20-F is expected to be filed by March 2020.

The 2019 annual report for ARD Finance S.A., issuer of the Senior Secured Toggle Notes due 2027, will be published in March 2020 and available at http://www.ardholdings-sa.com/.

About Ardagh Group

Ardagh Group is a global supplier of infinitely recyclable, metal and glass packaging for the world’s leading brands. Ardagh operates more than 50 metal and glass production facilities in 12 countries across three continents, employing over 16,000 people with sales of $6.7bn.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-GAAP Financial Measures

This press release may contain certain consolidated financial measures such as Adjusted EBITDA, working capital, operating cash flow, Adjusted free cash flow, net debt, Adjusted profit/(loss), Adjusted earnings/(loss) per share, and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by Ardagh may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: john.sheehan@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

6

Consolidated Financial Statements

Consolidated Income Statement for the three months ended December 31, 2019

	Unaudited			Unaudited
	Three months ended December 31, 2019			Three months ended December 31, 2018
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	Items	Total	items	Items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,581	—	1,581	1,589	—	1,589
Cost of sales	(1,347)	(4)	(1,351)	(1,343)	(9)	(1,352)
Gross profit	234	(4)	230	246	(9)	237
Sales, general and administration expenses	(77)	(9)	(86)	(82)	(6)	(88)
Intangible amortization and impairment	(57)	—	(57)	(58)	(186)	(244)
Operating profit/(loss)	100	(13)	87	106	(201)	(95)
Net finance expense	(101)	(91)	(192)	(106)	(2)	(108)
Share of post-tax losses in equity accounted joint venture	(10)	(39)	(49)	—	—	—
Loss before tax	(11)	(143)	(154)	—	(203)	(203)
Income tax charge	(18)	(31)	(49)	(41)	27	(14)
Loss from continuing operations	(29)	(174)	(203)	(41)	(176)	(217)
Profit from discontinued operation	71	1,537	1,608	77	(4)	73
Profit/(loss) for the period	42	1,363	1,405	36	(180)	(144)

Profit/(loss) attributable to:
Equity holders			1,405			(144)
Non-controlling interests			—			—
Profit/(loss) for the period			1,405			(144)

Earnings/(loss) per share:
Basic and diluted earnings/(loss) per share attributable to equity holders			$ 5.94			($0.61)

Loss per share from continuing operations:
Basic and diluted loss per share from continuing operations attributable to equity holders			($0.86)			($0.92)

7

Consolidated Income Statement for the twelve months ended December 31, 2019

	Year ended December 31, 2019			Year ended December 31, 2018
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	Items	Total	items	Items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	6,660	—	6,660	6,676	—	6,676
Cost of sales	(5,595)	(2)	(5,597)	(5,623)	(108)	(5,731)
Gross profit	1,065	(2)	1,063	1,053	(108)	945
Sales, general and administration expenses	(311)	(51)	(362)	(300)	(17)	(317)
Intangible amortization	(233)	—	(233)	(237)	(186)	(423)
Operating profit	521	(53)	468	516	(311)	205
Net finance expense	(456)	(203)	(659)	(457)	(22)	(479)
Share of post-tax loss in equity accounted joint venture	(10)	(39)	(49)	—	—	—
Loss before tax	55	(295)	(240)	59	(333)	(274)
Income tax charge	(41)	(3)	(44)	(67)	49	(18)
Loss from continuing operations	14	(298)	(284)	(8)	(284)	(292)
Profit from discontinued operation	215	1,527	1,742	211	(13)	198
Profit/(loss) for the year	229	1,229	1,458	203	(297)	(94)

Profit/(loss) attributable to:
Equity holders			1,458			(94)
Non-controlling interests			—			—
Profit/(loss) for the period			1,458			(94)

Earnings/(loss) per share:
Basic and diluted earnings/(loss) per share attributable to equity holders			$ 6.17			($0.40)

Loss per share from continuing operations:
Basic and diluted loss per share from continuing operations attributable to equity holders			($1.20)			($1.24)

8

Consolidated Statement of Financial Position

	At December 31,	At December 31,
	2019	2018
	$'m	$'m

Non-current assets
Intangible assets	2,884	3,601
Property, plant and equipment	2,677	3,388
Derivative financial instruments	4	11
Deferred tax assets	204	254
Investment in material joint venture	375	—
Other non-current assets	68	24
	6,212	7,278
Current assets
Inventories	964	1,284
Trade and other receivables	734	1,053
Contract assets	151	160
Derivative financial instruments	3	9
Cash and cash equivalents	614	530
	2,466	3,036
TOTAL ASSETS	8,678	10,314
Equity attributable to owners of the parent
Issued capital	23	23
Share premium	1,292	1,292
Capital contribution	485	485
Other reserves	165	45
Retained earnings	(2,181)	(3,355)
	(216)	(1,510)
Non-controlling interests	1	1
TOTAL EQUITY	(215)	(1,509)
Non-current liabilities
Borrowings	5,524	7,729
Lease obligations	291	32
Employee benefit obligations	716	957
Derivative financial instruments	44	107
Deferred tax liabilities	344	543
Provisions	29	38
	6,948	9,406
Current liabilities
Borrowings	22	114
Lease obligations	73	4
Interest payable	60	81
Derivative financial instruments	17	38
Trade and other payables	1,628	1,983
Income tax payable	97	114
Provisions	48	83
	1,945	2,417
TOTAL LIABILITIES	8,893	11,823
TOTAL EQUITY and LIABILITIES	8,678	10,314

9

Consolidated Statement of Cash Flows

	Year ended December 31,
	2019	2018
	$'m	$'m
Cash flows from operating activities
Cash generated from continuing operations	1,179	991
Interest paid (7)	(417)	(414)
Income tax paid (7)	(64)	(97)
Net cash from operating activities - continuing operations	698	480
Net cash from operating activities - discontinued operation	141	375
Net cash from operating activities	839	855

Cash flows from investing activities
Purchase of property, plant and equipment	(498)	(465)
Purchase of intangible assets	(10)	(12)
Proceeds from disposal of property, plant and equipment	3	10
Investing cash flows used in continuing operations	(505)	(467)
Proceeds from disposal of discontinued operation, net of cash disposed of	2,539	—
Investing cash flows used in discontinued operation	(107)	(108)
Net cash from/(used in) investing activities	1,927	(575)

Cash flows from financing activities
Repayment of borrowings	(4,088)	(442)
Proceeds from borrowings	1,806	110
Dividends paid	(132)	(132)
Consideration received/(paid) on extinguishment of derivative financial instruments	9	(44)
Deferred debt issue costs paid	(14)	(5)
Lease payments	(78)	(4)
Early redemption premium paid	(165)	(7)
Financing cash flows from continuing operations	(2,662)	(524)
Financing cash flows from discontinued operation	—	3
Net cash outflow from financing activities	(2,662)	(521)

Net increase/(decrease) in cash and cash equivalents	104	(241)
Cash and cash equivalents at the beginning of the year	530	784
Foreign exchange losses on cash and cash equivalents	(20)	(13)
Cash and cash equivalents at the end of the year	614	530

(7). Operating cash flows for discontinued operation for the year ended December 31, 2019, include interest and income tax payments of $6 million and $15 million respectively (2018: $2 million and $8 million).

10

Financial assets and liabilities

At December 31, 2019, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.750% Senior Secured Notes	EUR	741	15-Mar-24	Bullet	741	832	–
4.250% Senior Secured Notes	USD	695	15-Sep-22	Bullet	695	695	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	493	–
4.125% Senior Secured Notes	USD	500	15-Aug-26	Bullet	500	500	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	528	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,708	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
Global Asset Based Loan Facility	USD	663	07-Dec-22	Revolving	–	–	663
Lease obligations	Various	–		Amortizing	–	364	–
Other borrowings/credit lines	EUR/USD	–	Rolling	Amortizing	–	22	1
Total borrowings / undrawn facilities						5,942	664
Deferred debt issue costs and bond premium						(32)	–
Net borrowings / undrawn facilities						5,910	664
Cash and cash equivalents						(614)	614
Derivative financial instruments used to hedge foreign currency and interest rate risk						32	–
Net debt / available liquidity						5,328	1,278

Reconciliation of profit/(loss) for the period to Adjusted profit - Group

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Profit/(loss) for the period - Group	1,405	(144)	1,458	(94)
Total exceptional items (8)	(1,382)	209	(1,215)	351
Tax credit/(charge) associated with exceptional items (8)	19	(29)	(14)	(54)
Intangible amortization	57	65	249	265
Tax credit associated with intangible amortization	(12)	(13)	(56)	(58)
Gains/(loss) on derivative financial instruments	5	(10)	9	(10)
Adjusted profit for the period - Group	92	78	431	400

Weighted average common shares	236.36	236.35	236.36	236.35

Earnings/(loss) per share	5.94	(0.61)	6.17	(0.40)

Adjusted earnings per share	0.39	0.33	1.82	1.69

(8).Total exceptional items before tax for the year ending December 31, 2019 of $1,215 million include  $200 million debt refinancing and settlement costs related to the notes repaid in August,  November and December 2019 including premium payable on the early redemption of the notes of $165 million, accelerated amortisation of deferred finance costs, interest charges from the call date to date of redemption and a charge related to the termination of derivative financial instruments. Total exceptional items for the year ending December 31, 2019 also include a $37 million pension service credit and a  $15 million provision for a court award and related interest, net of the tax adjusted indemnity receivable in respect of the legal matter, recognized in Glass Packaging North America and $51 million transaction-related costs, primarily related to the combination of the Group’s Food & Specialty Metal Packaging business with the business of Exal Corporation. Exceptional items of  $1,527 million related to discontinued operation primarily relate to the gain recognised on divestment of the Group’s Food & Specialty Metal Packaging business.  $24 million relates to the Group’s capacity realignment programs comprising start-up related costs ($13 million), restructuring costs ($6 million) and property, plant and equipment impairment charges ($5 million). These costs were incurred in Glass Packaging North America ($15 million), Glass Packaging Europe ($5 million), Metal Beverage Packaging Americas ($2 million) and Metal Beverage Packaging Europe ($2 million).

11

Reconciliation of loss for the period from Continuing Operations to Adjusted EBITDA, cash generated from operations, operating cash flow and Adjusted free cash flow

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Loss from continuing operations	(203)	(217)	(284)	(292)
Income tax charge	49	14	44	18
Net finance expense	192	108	659	479
Depreciation and amortization	167	149	652	599
Exceptional operating items	13	201	53	311
Share of post-tax loss in equity accounted joint venture	49	—	49	—
Adjusted EBITDA from continuing operations	267	255	1,173	1,115
Movement in working capital	257	212	105	(9)
Transaction-related, start-up and other exceptional costs paid	(59)	(22)	(87)	(92)
Exceptional restructuring paid	(3)	(3)	(12)	(23)
Cash generated from continuing operations	462	442	1,179	991
Transaction-related, start-up and other exceptional costs paid	59	22	87	92
Capital expenditure (9)	(101)	(105)	(505)	(467)
Lease payments due to the adoption of IFRS 16	(21)	—	(74)	—
Operating cash flow from continuing operations	399	359	687	616
Operating cash flow from discontinued operation	(25)	169	51	267
Operating cashflow - Group (10)	374	528	738	883
Interest (11)	(82)	(135)	(411)	(414)
Income tax paid	(26)	(40)	(79)	(105)
Adjusted free cash flow - Group (10)	266	353	248	364

(9). Capital expenditure for the three and twelve months ended December 31, 2019, includes $20 million and $75 million respectively, relating to spend on short payback  projects in continuing operations.

(10). Operating cash flow – Group and Adjusted Free cash flow – Group results for both the three months and year end December 31, 2019 reflect that the Group divested the Food & Specialty business as of October 31, 2019. As a result, the associated operating cash flow and free cash flow, which is typically received in the final months of the year, principally due to seasonality, in the Food & Specialty business, was not received by the Group in respect of November or December 2019, however the Group was compensated in this regard through the transaction consideration.

(11). Interest paid in the year ended December 31, 2019, excludes $12 million in respect of the redemption, in August 2019, of the Group’s $1,650 million 7.250% Senior Notes due 2024 and redemptions, in November 2019, of the Group’s $1,000 million 4.625% Senior Secured Notes due 2023, €440 million 4.125% Senior Secured Notes due 2023 and €750 million 6.750% Senior Notes due 2024, related to the interest payable from the date the Notes were called for redemption to the redemption date.

Interest paid in the year ended December 31, 2018, excludes $2 million in respect of the redemption in July 2018 of the Group’s $440 million 6.000% Senior Notes due 2021, related to interest from the date the Notes were called for redemption to the redemption date.

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